BRENMILLER ENERGY LTD.

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

January 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brenmiller Energy Ltd. (CIK 0001901215)

Registration Statement on Form F-1 (File No. 333-275115) (the “Registration Statement”)

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Brenmiller Energy Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on January 22, 2024 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

Brenmiller Energy Ltd.

By:	/s/ Avraham Brenmiller
	Name:	Avraham Brenmiller
	Title:	Chief Executive Officer